UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-32532

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASHLAND EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASHLAND GLOBAL HOLDINGS INC.
50 E. RiverCenter Boulevard
Covington, Kentucky 41011

Telephone Number (859) 815-3333

Ashland Employee Savings Plan

Financial Statements and Schedules

December 31, 2016 and 2015 and for the year ended
December 31, 2016, with Report of Independent Registered Public Accounting Firm

*
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment and Administrative Oversight Committee
and Participants of the Ashland Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Ashland Employee Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying Schedule H, line 4i, - Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
Lexington, Kentucky
June 26, 2017

ASHLAND EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
(in thousands)	2016	2015
Assets
Interest in the Ashland LLC Savings Plan Master Trust:
Investments at fair value	$948,297	$1,097,610
Investment contracts at contract value	231,539	258,794
Receivables:
Participant contributions	943	48
Employer contributions	5,039	9,605
Notes receivable from participants	13,669	19,320
Total assets	1,199,487	1,385,377

Liabilities
Accrued expenses	758	131
Total liabilities	758	131

Net assets available for benefits	$1,198,729	$1,385,246

See accompanying notes to financial statements.

ASHLAND EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2016

(in thousands)
Additions to net assets attributed to:
Plan interest in Ashland LLC Savings Plan Master Trust investment income	$90,848
Contributions:
Participants	30,351
Employer	26,079
Rollover	4,862
Loan interest	864
Total additions	153,004

Deductions from net assets attributed to:
Benefits paid to participants	(111,317)
Administrative expenses	(585)
Total deductions	(111,902)

Plan transfers	711
Transfers to Valvoline	(228,330)

Net change in plan assets	(186,517)
Net assets available for benefits, beginning of year	1,385,246

Net assets available for benefits, end of year	$1,198,729

See accompanying notes to financial statements.

ASHLAND EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015
(In thousands, except participant and per share data)
 NOTE A – DESCRIPTION OF THE PLAN
The following description of the Ashland Employee Savings Plan (Plan) provides only general information.  The information in this Note is not a Summary Plan Description or Plan document, as these terms are defined under the Employee Retirement Income Security Act of 1974 (ERISA).  Instead, this information merely summarizes selected aspects of the Plan.  Read the Summary Plan Description or the Plan document for more information about the Plan.  The Plan document controls the terms of the Plan and supersedes any inconsistencies contained herein or in the Summary Plan Description.  The Ashland Global Holdings Inc. Investment and Administrative Oversight Committee (the IAOC), as Plan Administrator, retains all rights to determine, interpret and apply the Plan’s terms to factual matters and matters of law.  This retained discretionary authority is more particularly described in the Summary Plan Description and in the Plan document.
Separation of Valvoline and Reorganization of Ashland
On September 22, 2015, Ashland Inc. announced that the Board of Directors approved proceeding with a plan to separate Ashland into two independent, publicly traded companies comprising of the Valvoline business and the specialty chemicals business (the Separation). Following a series of restructuring steps, Valvoline was incorporated in May 2016, and prior to the completion of the Company’s initial public offering on September 28, 2016, substantially all of the historical Valvoline business reported by Ashland, as well as certain other legacy Ashland assets and liabilities, were transferred to Valvoline. Due to the Separation and the resulting reorganization of Ashland Inc., Ashland Global Holdings Inc., a newly created holding company, replaced Ashland Inc. as the publicly held corporation., and Ashland Inc. was converted to a limited liability company. As such, the Plan sponsor changed from Ashland Inc. to Ashland LLC.
On December 31, 2016, all Valvoline Inc. employees transferred out of the Plan. This transfer resulted in the reduction of approximately 4,500 participants and $228,330 in assets of the Plan. The transfer is presented separately as Transfers to Valvoline within the Statement of Changes in Net Assets Available for Benefits.
General
The Plan is a contributory, defined contribution plan and covers active regular employees in groups designated by Ashland, the Plan sponsor, as eligible to participate in accordance with Plan documents.  The Plan is intended to qualify under sections 401(a), 401(k), and 401(m) of the Internal Revenue Code (IRC), and under section 404(c) of ERISA.
Plan Transfers
On an annual basis, during specified election periods, Plan participants are permitted to transfer a designated portion of their Leveraged Employee Stock Ownership Plan (LESOP) accounts to their accounts in the Plan.  Amounts subject to this election in the LESOP are transferred to the Ashland Common Stock Fund account in the Plan of electing participants.  Those participants can then transfer the amounts from the Ashland Common Stock Fund to other investment options in the Plan.  During 2016, $431 was transferred from the LESOP accounts of the electing participants to their corresponding Ashland Common Stock Fund accounts in the Plan.

ASHLAND EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE A – DESCRIPTION OF THE PLAN (continued)

The remaining net transferred amount within this caption of $280 relates to other transfers throughout the plan year, including $329 from the International Specialties Products Inc. Savings Plan offset by other transfers.
Contributions
Eligibility and Employee Contributions
Employees in designated eligible groups may immediately enroll in the Plan, regardless of the amount of Company service.
Participants may make pre-tax contributions, pursuant to the terms of the Plan and Section 401(k) of the IRC.  The Plan utilizes a safe harbor design under Section 401(k)(12) of the IRC.  The Plan also allows participants to make after-tax Roth 401(k) contributions.  Ashland and its participating subsidiaries also make matching contributions related to participant contributions, subject to applicable limitations in the Plan and IRC. However, Ashland’s matching contributions will not begin until the eligible employee completes one year of service.
Participants may contribute from 1% to 65% of eligible compensation in whole number percentage increments.  Excluding catch-up contributions, participants were limited to contributions of $18,000 in 2016.  Newly hired eligible employees are automatically enrolled in the Plan for a contribution of 4%.  Employees have the opportunity to elect a different amount before the automatic contributions are withheld.  The contributions are invested in the Plan’s default investment option if the employee does not make a different investment election.  The default investment option is the Vanguard Target Retirement Trust Fund that most closely matches the employee’s assumed retirement date, based on the employee’s age at the time of enrollment.  These investments gradually become more conservative over time and are Common/Collective Trusts. The automatic enrollment rules do not apply to certain hourly paid employees.
Eligible employees who are at least age 50 by December 31 can make catch-up contributions in addition to the regular contribution.  Catch-up contributions are pre-tax contributions from an eligible participant’s compensation in excess of a plan-imposed limit or the legal pre-tax contribution limit.  Therefore, the eligible participant’s contributions must first reach a plan-imposed limit or the legal pre-tax contribution limit before any contributions are characterized as catch-up contributions.  These employees may contribute a maximum of $6,000 as catch-up contributions for 2016.
Employer Contributions
Ashland LLC and its participating subsidiaries contribute up to 4% of eligible compensation as a matching contribution to a participant’s contributions.  The company matching contribution is $1.00 for each $1.00 the participant contributes up to a maximum participant contribution of 4% of eligible compensation. Matching contributions are calculated on a payroll by payroll basis and can be made in cash or Ashland Global Holdings Inc. Common Stock, as determined by the Company.  If matching contributions are made directly to the Plan in common stock, then such contributions shall be invested in the Ashland Common Stock Fund, and can be moved at any point thereafter by the Plan participant.  All matching contributions made in cash shall be invested pursuant to the participant’s investment elections thereby mirroring the participant’s contributions.  During 2016, employer matching contributions made to the Plan were in cash.

ASHLAND EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE A – DESCRIPTION OF THE PLAN (continued)

Basic Retirement Contributions
Employees who were eligible to participate in the Plan as of December 31, 2010 and who were not eligible for future contributions under the Ashland Hercules Pension Plan (Grandfathered Employee), shall be entitled to a Basic Retirement Contribution based on a percentage of the employee’s compensation determined in accordance with the following tables:

Period of Service	Percentage of Compensation
1 - 10 years	1.5%
11 - 20 years	3.0%
21 or more years	4.5%
plus, a transition contribution equal to:

Age as of January 1, 2011	Percentage of Compensation
40 - 44	2.0%
45 - 49	3.0%
50 - 54	4.0%
55 or greater	5.0%
Notwithstanding the foregoing, any employee that was a legacy Hercules Incorporated employee or becomes eligible to participate in the Plan on or after January 1, 2011, shall only be entitled to a Basic Retirement Contribution based on a percentage of the employee’s compensation and is not eligible for the transition contribution.  In addition, certain hourly paid employees are not eligible for the Basic Retirement Contribution.
Performance Retirement Contributions
Ashland, in its sole discretion, may declare a Performance Retirement Contribution to be made to the Plan.  The Performance Retirement Contribution will be determined based upon Ashland’s performance for the most recently completed fiscal year, and will be based upon the percentage of the employee’s compensation for the plan year.  The range for the 2016 payout was 0-4%, with a target payout of 2%. The actual 2016 payout was 1.9%, or $4,374, and is included in “Contributions Receivable” on the Statements of Net Assets Available for Benefits. The actual 2015 payout was 2.6%, or $9,580, and is included in "Contributions Receivable" on the Statements of Net Assets Available for Benefits.
Other Contributions
Effective November 1, 2008, the Plan was amended designating the Ashland Common Stock Fund investment option as an employee stock ownership plan (ESOP).  The ESOP component of the Plan allows dividends paid on Ashland Global Holdings Inc. Common Stock held in the fund to be passed through to participants and beneficiaries.  Participants and beneficiaries may elect to have the dividends passed through and paid to them or to have the dividends reinvested.  If a participant or beneficiary fails to make an affirmative election, the default is to reinvest the dividends.  Dividends that are reinvested and paid into the Ashland Common Stock Fund are allocated proportionately to participants and beneficiaries on the basis of each participant’s and beneficiary’s investment in the fund and used to purchase additional units in the Ashland Common Stock Fund.  Amounts allocated to the portion of the

ASHLAND EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE A – DESCRIPTION OF THE PLAN (continued)

Plan that is an ESOP may still be exchanged to other investments in the Plan and other investments in the Plan may be exchanged into the ESOP component of the Plan.
Employer Contribution Amendment
Effective January 1, 2017, Ashland amended the Plan to eliminate the Performance Retirement Contribution. The amendment also changed the Basic Retirement Contribution to be a fixed 4% of pay, expand eligibility for certain employees whose pension plan accruals are being frozen and will eliminate the transition contribution discussed above. The company matching contribution will remain the same, up to 4% of eligible compensation, with the exception of certain hourly employees that will receive a $1.00 match for each $1.00 deferred up to 5% of eligible compensation. All employees, except certain hourly employees, will be eligible for the Company Matching Contribution and Basic Retirement Contributions immediately upon participation.
Vesting
The Plan provides for immediate vesting of all employer and employee contributions regardless of the employee’s length of participation in the Plan or service with the employer.  However, to preserve the qualified status of the Plan with the Internal Revenue Service (IRS), there are certain restrictions on the employee’s right to withdraw contributions and any earnings thereon while actively employed by Ashland or its subsidiaries.  If a participant or beneficiary entitled to a benefit cannot be located, the vested benefit is forfeited.  If such a participant or beneficiary makes a proper claim prior to the termination of the Plan, the forfeited benefit shall be restored in an amount equal to the amount forfeited, unadjusted for any gains or losses.
Voting Rights
Participants may instruct the trustee on how to vote shares of Ashland Global Holdings Inc. Common Stock held in their Ashland Common Stock Fund account and are notified by the trustee prior to the time such rights are to be exercised. The trustee will vote fractional shares and shares for which it received no instructions in the same proportion as the voting instructions on allocated shares received from participants. Participants may also direct the trustee on how to respond if a tender offer is made for Ashland Global Holdings Inc. Common Stock. If no instructions are received from a participant on a tender offer, it will be considered to be instruction to the trustee not to respond to the offer.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) Ashland’s contribution and (b) Plan earnings (losses), and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Rollovers
Participants may elect to rollover amounts from other qualified plans into this Plan in accordance with the guidelines required by the Plan and the IRC.
Notes Receivable from Participants
Any participant can obtain a loan from the Plan for any reason and may hold up to two loans at any one time.  Loans cannot exceed the lesser of (a) 50% of the participant’s account balance or (b) $50,000

ASHLAND EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE A – DESCRIPTION OF THE PLAN (continued)

reduced by the difference between the highest outstanding loan balance during the 12 months before the loan and the actual balance on the date of the loan.  Participants’ plan accounts will be security for the loan. Each loan bears interest at rates ranging from 3.25% to 10.50% as determined by the Trustee.  Loans must be repaid within five years in equal installment amounts determined by the Plan sponsor.  However, loans transferred into the Plan under terms authorized under prior plans will continue to be amortized in accordance with the original terms of those loans. Loan interest compounds monthly at an annual rate equal to the prime rate on the last business day of the month before the loan is made plus 1%.  Interest on the loan will be credited to the participant’s account as the loan is repaid as investment earnings.  The loan repayments and the interest payments are then invested among the Plan investment options in the same percentage as the participant’s contributions.  Delinquent loans are recorded as a distribution based upon the terms of the Plan document.
Loans are offset against the participant’s account and the related portion does not share in any income, expenses, gains, or losses (other than the interest on the loan) which are realized by the Plan. Loans are recorded at their unpaid principal balance, plus any accrued but unpaid interest.
Payments of Benefits
Participants may withdraw a certain portion of their account while employed.  The portion that can be withdrawn depends upon whether the employee is age 59-½ and the source of funds.  Only one such withdrawal is allowed in any 12 month period and the withdrawal cannot exceed the current value of the total account.
Upon termination of employment, the participant, or beneficiary in the event of death, may receive the entire value of the account in either a lump sum payment or installments paid monthly, quarterly, or annually over a limited period of time.  If the total value of the account is $1,000 or less, the value of the account will be distributed in a lump sum without the participant’s consent.
Plan Termination
Although it has not expressed any intention to do so, Ashland reserves the right, at its sole discretion, to amend, suspend, modify, interpret, discontinue, or terminate the Plan or change the funding method at any time without the requirement to give cause or consideration to any individual, subject to the provisions set forth in ERISA.  No accounting treatment or funding of the Plan shall be deemed evidence of intent to limit in any way the right to amend or terminate the Plan.
NOTE B – SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of the financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the amounts reported.  Actual results could differ from those estimates.
Master Trust
The investments of the Plan are pooled with the investments of the Ashland Union Employee Savings Plan (formerly known as the Hercules Plan) and the International Specialty Products Inc. 401(k) Plan

ASHLAND EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (continued)

(ISP Plan) in a master trust pursuant to an amended agreement between Fidelity Management Trust Company, the trustee, and Ashland — Ashland LLC Savings Plan Master Trust (the Master Trust), effective October 1, 2012.
Investments
The Plan’s investment in the Master Trust is stated at fair value based on the fair value of the underlying investments of the Master Trust.  These investments are determined primarily by quoted market prices (see Note E).
Investment Contracts
Investment contracts held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.
Income and Expense Recognition
Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Master Trust’s gains and losses on investments bought and sold as well as held during the year.  This activity is presented as “Plan interest in Ashland LLC Savings Plan Master Trust investment income (loss)” on the Statement of Changes in Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
The majority of costs and expenses of administering the Plan are paid by Ashland, except that loan initiation and maintenance fees, short-term redemption fees and overnight charges are paid by participants.  Investment management fees are paid to the investment managers from their respective funds.
Recent Accounting Pronouncements
During 2016, the Plan adopted Accounting Standards Update (ASU) 2015-12, Plan Accounting, Parts I and II which simplified accounting for certain investments and eliminated previously required disclosure requirements.
Part I specifies that contract value is the relevant measure for fully benefit-responsive investment contracts to be recorded in the Statement of Net Assets Available for Benefits. Previously, these contracts, which are owned by the Master Trust, were recorded at fair value which was $261,140 and required a $2,346 adjustment to reduce these contracts to the contract value which was $258,794 at December 31, 2015. Similarly, the net assets available for benefits at fair value which was $1,387,592 also required a $2,346 adjustment to reduce net assets available for benefits to the contract value of $1,385,246 at December 31, 2015. The Statement of Net assets Available for Benefits was retroactively restated to record fully benefit-responsive investment contracts at contract value and remove the effects of the above adjustment to net assets available for benefits as required by the standard.

ASHLAND EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (continued)

Part II eliminated certain disclosure requirements for the Plan. Specifically, investments are now disaggregated by general type (mutual funds, common stocks, bonds) whereas previously they were disaggregated in much greater detail such as by investment objective or industry. In addition, the disclosure of individual investments with a value equal to or greater than 5% of net assets available for benefits has been removed. And finally, the Plan presents the net appreciation (depreciation) in the aggregate whereas previously it was detailed by the general type of the investment. The Notes to the Financial Statements have been retroactively restated as required by the standard.
During 2016, the Plan adopted ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value Per Share, which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient.  As such, certain investments that were measured at net asset value per share practical expedient have not been classified in the fair value hierarchy table. The Notes to the Financial Statements have been retroactively restated as required by the standard.
NOTE C – MASTER TRUST INVESTMENTS
The Plan's investments are in the Master Trust, which was established for the investment of assets of the Plan and the other Ashland sponsored retirement plans. At December 31, 2016 and 2015, the Plan's interest in the net assets of the Master Trust was approximately 91% and 92%, respectively. The Master Trust allocates individual assets to each plan participating in the Master Trust arrangement. Therefore, the investment results from individual assets of the Plan may not reflect its proportionate interest in the Master Trust.
The following table presents the assets including investments, receivables and liabilities of the Master Trust at December 31:

	2016	2015
Investments, at fair value:
Ashland Common Stock Fund
Money Market Fund	$2,037	$1,981
Ashland Global Holdings Inc. Common Stock	147,587	155,618
Shares of Registered Investment Companies	639,245	713,362
Common/Collective Trusts	301,340	340,475
Stable Value Fund Money Market Fund	30,785	8,446
Total investments at fair value	1,120,994	1,219,882
Investments, at contract value:
Stable Value Fund Investment Contracts	254,980	283,831
Total investments	1,375,974	1,503,713
Receivables	10,006	34,607
Total assets	1,385,980	1,538,320
Payables (a)	(83,217)	(65,882)
Net assets available for benefits	$1,302,763	$1,472,438

(a)	As of December 31, 2016, the payables of the Master Trust included $53,382 of assets that did not transfer to Valvoline until January 2017.

ASHLAND EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE C – MASTER TRUST INVESTMENTS (continued)

The following table presents the net appreciation in investments (including gains and losses on investments bought and sold, as well as held during the year) and investment income in the Master Trust for the year ended December 31:

2016

Net realized and unrealized appreciation in fair value of investments	65,919
Investment income:
Dividends	27,625
Interest	5,882
33,507
Total	$99,426

NOTE D – INVESTMENT CONTRACTS
The investment contracts held by the Master Trust in the Stable Value Fund are known as synthetic and separate account guaranteed investment contracts (GICs).
In a synthetic GIC structure, the underlying investments are owned by the Master Trust and held in the trust for plan participants.  The contract values of the synthetic GIC contracts including unsettled receivables and payables at December 31, 2016 and 2015 were $129,362 and $137,533, respectively.
In a separate account GIC structure, investments are in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC return. The contract values of the separate account GIC including unsettled receivables and payables at December 31, 2016 and 2015 were $105,940 and $115,143, respectively.
Both synthetic and separate account GIC instruments have wrapper contracts that are purchased from an insurance company or bank.  The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. The contract value assigned to the wrapper contracts at December 31, 2016 and 2015 was zero.
The key factors that influence the future interest crediting rates include:  the level of market interest rates; the amount and timing of participant contributions, transfers, and withdrawals into and out of the contract; the investment returns generated by the underlying fixed income investments; and the duration of the underlying investments.
To determine the interest crediting rate, wrapper contracts use a formula that is based on the characteristics of the underlying fixed income portfolio, including the contract interest credit rate, yield to maturity of underlying investments, market value of underlying investments, contract value, duration of the portfolio, and wrapper contract fees.  The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. The interest crediting rates of the contracts are typically reset on a quarterly basis.  All wrapper contracts provide for a minimum interest crediting of zero percent.

ASHLAND EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE D – INVESTMENT CONTRACTS (continued)

Limits to Ability to Transact at Fair Value
In certain circumstances, the amount withdrawn from a wrapper contract would be payable at fair value rather than at contract value.  These circumstances include termination of the Plan, a material adverse change to the provisions of the Plan, if Ashland withdraws from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan do not meet the wrapper contract issuer’s underwriting criteria.  The circumstances described above that could result in payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.
Issuer-Initiated Contract Termination
Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, material and adverse changes to the provisions of the Plan, or uncured material breaches of responsibilities.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments, or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula.
NOTE E – FAIR VALUE MEASUREMENTS
Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.  The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  An instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument’s fair value measurement.  The three levels within the fair value hierarchy are described as follows:
Level 1 – Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 – Inputs, other than quoted prices included in Level 1, which are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
Level 3 – Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date.

ASHLAND EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE E – FAIR VALUE MEASUREMENTS (continued)

As of December 31, 2016 and 2015, the Plan held no investments outside of its interest held in the Master Trust.  The Plan's policy is to recognize transfers between levels as of the end of the reporting period. During 2016 and 2015, there were no transfers of investments between Level 2 to Level 1 or Level 3 to Level 2.  The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets at fair value as of December 31, 2016:

	Level 1	Level 2		Level 3		Total
Ashland Common Stock Fund
Money Market Fund	$2,037	$—		$—		$2,037
Ashland Global Holdings Inc. Common Stock	147,587	—		—		147,587
Shares of Registered Investment Companies	639,245	—		—		639,245
Stable Value Fund Money Market Fund	30,785	—		—		30,785
Total assets in the fair value hierarchy	819,654	—	—	—	—	819,654
Common/Collective Trusts (a)	—	—		—		301,340
Investments at fair value	$819,654	$—		$—		$1,120,994

(a)
Common/Collective Trusts are measured at fair value using the net asset value per share or its equivalent as a practical expedient and are therefore not required to be classified in the fair value hierarchy.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3		Total
Ashland Common Stock Fund
Money Market Fund	$1,981	$—	$—		$1,981
Ashland Global Holdings Inc. Common Stock	155,618	—	—		155,618
Shares of Registered Investment Companies	713,362	—	—		713,362
Stable Value Fund Money Market Fund	8,446	—	—		8,446
Total assets in the fair value hierarchy	879,407	—	—	—	879,407
Common/Collective Trusts (a)	—	—	—		340,475
Investments at fair value	$879,407	$—	$—		$1,219,882

(a)
Common/Collective Trusts are measured at fair value using the net asset value per share or its equivalent as a practical expedient and are therefore not required to be classified in the fair value hierarchy.

Following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2016 and 2015.
Money Market Funds, Shares of Registered Investment Companies, Ashland Global Holdings Inc. Common Stock – Valued at the quoted market price of shares held by the Plan at year-end.
Common/Collective Trusts (CCT) – Valued using a Net Asset Value (NAV). The NAV of a CCT is based on the market values of the underlying securities. The beneficial interest of each investor is represented in units. Units are issued and redeemed daily at the fund's closing NAV.
Investments Measured Using Net Asset Value per Share Practical Expedient – The following table sets forth the investments valued at NAV as of December 31, 2016:

ASHLAND EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE E – FAIR VALUE MEASUREMENTS (continued)

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Vanguard Target Retirement Trusts	$301,340	None	Daily	None	None
The following table sets forth the investments valued at NAV as of December 31, 2015:

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Vanguard Target Retirement Trusts	$340,475	None	Daily	None	None
The Vanguard Target Retirement Trusts use an asset allocation glide path to offer an appropriate level of exposure to risk and return as investors progress along the path to retirement. The year in the trust name refers to the approximate year (the target date) when an investor in the fund would retire and leave the workforce. The fund will gradually shift its emphasis from more aggressive investments to more conservative ones based on its target date. The trusts use a simple fund of funds structure which seeks to build appropriate asset allocation from preselected stock, bond, and money market portfolios. All of the assets are invested in index funds.
 NOTE F – TRANSACTIONS WITH RELATED PARTIES
The Plan’s portion of the Master Trust held 1,283,557 and 1,467,126 shares of Ashland Global Holdings Inc. Common Stock as of December 31, 2016 and 2015, respectively, with a fair value of $140,280 and $150,674, respectively.  The Plan’s interest in the Master Trust received dividends on Ashland Global Holdings Inc. Common Stock of $2,157 in 2016.  The remaining dividends relate to certain Master Trust investments classified as Shares of Registered Investment Companies.  Fidelity Management Trust Company acts as the Trustee and Recordkeeper of the Plan.  PIMCO, an Allianz Global Investors company, and Evercore Trust Company were also providers of fiduciary services to the Master Trust during the year.
Fees of $585 were paid by the Plan for investment management.  Costs paid by Ashland are not charged to the Plan or Master Trust for services it performs on behalf of the Plan.
NOTE G – DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500.

	December 31
	2016	2015
Net assets available for benefits per financial statements	$1,198,729	$1,385,246
Benefit claims payable	(84)	(42)
Receivable on deemed distributions of participant loans	(1,430)	(1,513)
Net assets available for benefits per Form 5500	$1,197,215	$1,383,691

ASHLAND EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE G – DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500 (continued)

The following is a reconciliation of the net investment appreciation per the financial statements to the Form 5500 for the year ended December 31:

2016
Plan interest in Ashland LLC Savings Plan Master Trust investment income	$90,848
Loan interest	864
Total appreciation of investments per Form 5500	$91,712
NOTE H – TAX STATUS OF THE PLAN
The Plan has received a determination letter from the IRS dated March 3, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for the plan years ending prior to 2013.
NOTE I – RISKS AND UNCERTAINTIES
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
NOTE J – SUBSEQUENT EVENTS
In January 2017, approximately 100 participant balances of the Ashland Union Employee Savings Plan transferred to the Plan, resulting in an increase of $15,299 in assets of the Plan.
In connection with the separation of Valvoline discussed in Note A, the LESOP transferred from Ashland to Valvoline Inc. Certain LESOP accounts remained with Ashland and transferred into the Plan during April 2017. This transfer included LESOP accounts for approximately 190 participants and resulted in an increase of $11,955 in assets of the Plan.

SCHEDULE H

Ashland Employee Savings Plan
Employer Identification Number 20-0865835
Plan Number 010

Schedule H; Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2016
($ in thousands)
(a)	(b)	(c)	(d)	(e)
Identity of Issue		Description of Investment	Cost	Current Value
*	Participant Loans	1-30 Years, interest 3.25% - 10.50%	$0	$13,669

*	Indicates parties-in-interest to the Plan

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASHLAND EMPLOYEE SAVINGS PLAN

Date:	June 26, 2017	/s/J. Kevin Willis
J. Kevin Willis
Senior Vice President and Chief Financial Officer Chairperson of the Ashland Global Holdings Inc. Investment and Administrative Oversight Committee

EXHIBIT INDEX

23.1    Consent of Blue & Co., LLC